Exhibit 21

Subsidiaries of the Registrant

The following is a list of the subsidiaries of Texas Community Bancshares, Inc.:

Name	State of Incorporation

Mineola Community Bank, S.S.B.	Texas
Mineola Financial Service Corporation(1)	Texas

(1)	Wholly-owned subsidiary of Mineola Community Bank, S.S.B.